SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                          Marine Transport Corporation
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                                (Name of Issuer)


                          Common Stock, par value $.50
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                         (Title of Class of Securities)


                                   567912 10 0
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                                 (CUSIP Number)


    Louis J. Bevilacqua, Esq., Cadwalader, Wickersham & Taft, 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-6000
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 April 13, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D-1(3), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 5 Pages)

CUSIP NO. 567912 10 0

                                  SCHEDULE 13D

CUSIP No. 567912 10 0                                          Page 2 of 5 Pages
---------------------                                          -----------------


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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Kenneth E. Jones
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|_| (b)|x|

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3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         00

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

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                        7       SOLE VOTING POWER
                                 177,483
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  426,666
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    177,483

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 426,666

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           604,149

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           9.22%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           IN

--------------------------------------------------------------------------------

CUSIP No. 567912 10 0                                          Page 3 of 5 Pages
---------------------                                          -----------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Signe Kim Lauridsen-Jones
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|_| (b)|x|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         00

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  426,666
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 426,666

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           426,666

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.50%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           IN

--------------------------------------------------------------------------------

CUSIP No. 567912 10 0                                          Page 4 of 5 Pages
---------------------                                          -----------------


                                  SCHEDULE 13D
                                 AMENDMENT NO. 2


INTRODUCTION

This Amendment No. 2 relates to the Schedule 13D originally filed on behalf of Kenneth E. Jones ("Mr. Jones") and Signe Kim Lauridsen-Jones ("Ms. Lauridsen-Jones") with the Securities and Exchange Commission on August 21, 1998, as amended by Amendment No. 1 thereto filed on or about November 9, 1999. The text of Items 3 and 5 of the Schedule 13D, as amended, is hereby further amended as follows:


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On April 13, 2000, the Seahawk Ranch Trust acquired 50,000 shares of the Common Stock in open market transactions for cash at a price of $2.625 per share. On May 9, 2000, the Seahawk Ranch Trust acquired an additional 50,000 shares of Common Stock in open market transactions for cash at a price of $2.750 per share.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) As of April 16, 2000, the Corporation had issued and outstanding 6,555,368 shares of Common Stock.

            Mr. Jones is the beneficial owner of 604,149 shares of the Common Stock or 9.22% of the outstanding shares of Common Stock. As a trustee of the Seahawk Investment Trust, Ms. Lauridsen-Jones may be deemed to be beneficial owner 426,666 shares of the Common Stock or 6.50% of the outstanding shares of common Stock.

            (b) Mr. Jones has the sole power to vote, or to direct the vote of, 177,483 shares of Common Stock and a shared power to vote, or to direct the vote of 426,666 shares of Common Stock; and sole power to dispose of, or to direct the disposition of, 177,483 shares of Common Stock and shared power to dispose of, or to direct the disposition of, 426,666 shares of Common Stock.

            Ms. Lauridsen-Jones has the shared power to vote, or to direct the vote of, 426,666 shares of Common Stock; and shared power to dispose of, or to direct the disposition of, 426,666 shares of Common Stock.

CUSIP No. 567912 10 0                                          Page 5 of 5 Pages
---------------------                                          -----------------


SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 16, 2000


                                          /s/ KENNETH E. JONES
                                        --------------------------------------
                                        Kenneth E. Jones



                                          /s/ SIGNE KIM LAURIDSEN-JONES
                                        --------------------------------------
                                        Signe Kim Lauridsen-Jones